Management’s Discussion and Analysis

June 30, 2012

Management’s Discussion and Analysis

Dated as of August 28, 2012, 2012

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) is management’s assessment of Genoil Inc.’s financial and operating results and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes for the six months ended June 30, 2012 and 2011, and the audited financial statements and MD&A for the year ended December 31, 2011. This commentary is based upon information available to August 28, 2012.

Additional information relating to Genoil, including Genoil’s financial statements can be found on SEDAR at www.sedar.com as well as EDGAR at www.sec.gov.or the Company’s website at www.genoil.ca

The Company’s principal activity is the development of innovative hydrocarbon and oil and water separation technologies.

Basis of Presentation – The reporting and measurement currency is the Canadian dollar.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to our future outlook and anticipated events or results and may include statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving Genoil. Particularly, statements regarding our future operating results and economic performance are forward-looking statements. In some cases, forward-looking information can be identified by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts.

These statements are based on certain factors and assumptions regarding expected growth, results of operations, performance and business prospects and opportunities. While we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Forward looking-information is also subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what we currently expect. These factors include risk associated with loss of market, volatility of commodity prices, currency fluctuations, environmental risk, and competition from other producers and ability to access sufficient capital from internal and external resources.

Other than as required under securities laws, we do not undertake to update this information at any particular time.

All statements, other than statements of historical fact, which address activities, events, or developments that Genoil expects or anticipates will or may occur in the future, are forward-looking statements within the meaning of applicable securities laws. These statements are subject to certain risks and uncertainties, and may be based on estimates or assumptions that could cause actual results to differ materially from those anticipated or implied.

Further, the forward-looking statements contained in this MD&A are made as of the date hereof, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, as a result of new information, future events or otherwise, except as may be required by applicable securities laws. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. Certain risk factors associated with these forward-looking statements include, but are not limited to, the following:

  Adverse changes in foreign currency exchange rates and/or interest rates;
  Competition for capital, asset acquisitions, undeveloped lands, and skilled personnel;
  Adverse changes in general economic conditions in Western Canada, Canada more generally, North America or globally;
  Adverse weather conditions;
  The inability of Genoil to obtain financing on favourable terms, or at all;
  Adverse impacts from the actions of competitors; and
  Adverse impacts of actions taken and/or policies established by governments or regulatory authorities including changes to tax laws, incentive programs, and environmental laws and regulations.

Non-IFRS Measures – Certain measures in this document do not have any standardized meaning as prescribed by IFRS such as operating netback, funds flow, funds flow from operations, funds flow per share, net debt and capitalization and, therefore, are considered non-IFRS measures. The Company presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.

BUSINESS OF THE CORPORATION

Genoil Inc. is a technology development company based in Alberta, Canada. The Company has developed innovative hydrocarbon and oil and water separation technologies.

The Company specializes in heavy oil upgrading, oily water separation, process system optimization, development, engineering, design and equipment supply, installation, start up and commissioning of services to specific oil production, refining, marine and related markets.

Genoil has designed and developed the Genoil Hydroconversion Upgrader (GHU®), an improved hydrogenation process that upgrades and increases the yields from high sulphur, acidic, heavy crude oils and heavy refinery feed stocks, bitumen and refinery residues into light, clean transportation fuels; and the Crystal Sea separator, a unique process for multi-stage separation of immiscible phases with different densities. Our Crystal Sea product is a bilge water separation system and the newest generation of our existing Crystal technology designed for marine use.

The Company currently has 9 full time employees and 1 full time contracted consultant located in three principal offices – Calgary, AB, Edmonton AB, and New York, NY. In addition, the Company operates an heavy oil upgrading pilot facility in Two Hills, AB, with a capacity of 10 barrels per day where heavy oil and residue samples are upgraded for potential clients’ testing.

Genoil’s sales and marketing operations are run through a worldwide network of commissioned technical sales agents.

Genoil established a jointly-owned subsidiary corporation in the United Arab Emirates (Genoil Emirates LLC), which corporation will focus upon the fields of oil and water processing and treatment in the UAE. The corporation is jointly-owned by S.B.K. Commercial Business Group LLC and Genoil. This strategic allegiance significantly enhances Genoil’s access to capital and operational prospects through political affiliation within the UAE.

Genoil Emirates has established its head office in Riyadh, 11321 Kingdome of Saudi Arabia. The address is Building B, Near Gulf Commercial Complex Olaya, P.O. Box: 230032. It also has a branch location at Khober DAMAM, Block 7 Office 32 Khober, Telephone: +96614633181 Facsimile: +96614664763.

The Company’s securities trade on both the TSX Venture Exchange (Symbol: GNO) and the NASDAQ OTC Bulletin Board (Symbol: GNOLF).

The Company has not generated revenues from its technologies to date and has funded its near term operations by way of capital stock private placements and short-term loans.

Genoil Hydroconversion Upgrader

Genoil has been primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the Genoil Hydroconversion Upgrader (GHU®).

The GHU® converts sour (high sulphur), heavy hydrocarbon feed stocks into lighter oil with higher quality distillates for conventional refining. The GHU® process uses a hydrogen enrichment methodology based on catalytic hydrogenation and flash separation.

The GHU®’s unique intellectual property is in its hydroconversion design and mixing devices. A GHU® provides greater mass/heat transfer between hydrogen, crude and catalyst. As a result, hydroconversion can be achieved at mild operating conditions.

Sour, acidic, heavy crude and residual by-products are converted into lighter distillates, increasing the API (or lowering the density), while maximizing denitrogenation, desulphurisation and demetalisation to meet new regulatory requirements. The upgraded crude product will have higher yields of naphtha, distillates and vacuum gas oil with reduced levels of contaminants such as sulphur, nitrogen and metals. Genoil’s process is designed specifically to eliminate most of the sulphur from the feed stocks.

The Genoil GHU Upgrader has been designed to remove 99.5% of the sulphur, as shown in its latest tests, while lightening the oil at the same time, significantly raising its API gravity. International regulations will soon require bunker fuel to be upgraded and desulphurized due to serious environmental concerns.

The Genoil Upgrading Process yields zero waste and consumes no external energy or hydrogen, deriving its hydrogen and energy from its own residue. The cost structure is therefore much lower than standard upgrading processes in hydrogenation and does not give off a waste byproduct such as coking of 30%.

Upgrading heavy oil is essentially a very undeveloped industry in relation to the 900 billion barrels of world heavy oil reserves. Most of the oil presently coming out of the ground is light, in the vicinity of 76 million barrels a day, or 27.5 billion barrels a year. It is readily seen that even if you allow for new oil discoveries and further advances of recovery through technological enhancements in field recovery, the time limit for this light oil reserve will last no more than twenty or thirty years. As light oil productive capability declines, a world pricing crisis may occur. Its pilot plant in Alberta has progressed through the development stage and the costs of commercialization have been expensed.

Crystal Oil and Water Separators

The Genoil Water Treatment Department has recently increased its significance in the business model of the Company. Initially developed for the bilge area of a ship, the Crystal Separator is suitable for a wide range of applications, including off-shore oil platforms, wastewater treatment plants, refineries, gasoline service stations and ports. Genoil’s Crystal Sea oil and water separator is a compact unit that is able to handle small volumes from 2 GPM to 20 GPM using a compartmental process. The Company is in the process of developing scaled up units that can handle larger volumes.

Genoil’s Crystal SeaTM separators are state-of-the-art bilge separators which have been certified by the US Coast Guard in accordance with the International Maritime Organization Resolution MEPC 107 (49). Crystal Sea water separators utilize a patented, unique gravity driven process for multi-stage separation of immiscible phases with different densities such as heavier or light oils and water. Crystal SeaTM separators do not require a filter medium making it possible for customers to significantly reduce their cost of ownership by eliminating the need to purchase the expensive replacement filters required by competitive water separation products.

During November 2011, Genoil received ABS certification for all Crystal Sea models. This accreditation is in addition to obtaining the US Coast Guard/IMO MEPC 107 49 certification for Crystal MU 30 and MU 40 of 5 m3/h and 10 m3/h.

New built ships are required to have bilge water cleaning systems that meet the higher international pollution standards. Also, all ships built prior to 2007 had to meet those standards by the close of 2009. A ship’s bilge is the lowest compartment of a ship that collects water from different areas of the boat, such as the engine room. This water is heavily contaminated and often pumped out as boats enter ports. The oily water released into the water of harbours and bays significantly pollutes the environment. Genoil is focusing on this market’s growing need for bilge water separators to prevent large marine vessels from having to dump waste oil into the ocean. The Company is marketing the Crystal Sea globally, targeting shipyards, ship designers, ship owners, cruise lines, and navies. Genoil also expects to address the global contamination of a port’s water and is looking into solutions to prevent shipping companies from contaminating the waterways close to ports and beaches in several countries.

In the view of management, the Crystal Sea has advantages over competing models including a smaller footprint, a simple operating system, no requirement for back washing or flushing with fresh water or sea water, therefore reduced maintenance, very little use of water and no moving parts, except for a pump. In addition to that, the oil removed using the Genoil bilge cleaner is dry enough and of a quality that it can be reused by other utilities onboard.

Genoil is partnering with a Canadian testing advisor to the cruise ship and ferry industries in order to set up testing agreements with various ship owners. Genoil has also partnered with international agents and a manufacturer to roll out the Crystal technology for ports in Asia, Middle East and other areas. As the oily water separator market is a mature market with several well-known and established companies who dominate sales, Genoil believes future testing agreements will help overcome the challenge.

Genoil continues to work on oil water separation technology for the VLCC (Very Large Crude Carriers) and is making adjustments to the Crystal test unit to meet required specifications. The Company also continues to work on other projects in the Middle East for both GHU upgrading business and Crystal Sea projects and at this stage does not feel that the recent political activity in the region will interfere with any of its projects.

Genoil has both a US and a Canadian patent for the Crystal technology, as well as a PCT application. There are at least 10 separators in operation in Romania, which were sold by the inventor, before Genoil acquired the rights to the technology.

BUSINESS PROSPECTS

The Company does expect to initiate generating revenue and cash flow from its technologies or services during 2012, but to date, does not have any signed contracts, which, in fact, may not materialize.

The Corporation has accumulated losses of $76.7 million to date and is not realizing any cash flow as it has not to date attained commercial operations in connection with its various patents and technology rights.

Since inception, Genoil has principally been a technology development company. Since 2005, commercialization efforts have been underway for Genoil’s GHU®. Genoil is marketing its GHU® (and related engineering and design services) to refiners and producers of sour, heavy crude around the world. The Company believes that there is strong market potential for this technology. The commercialization of Genoil’s Crystal units is Genoil’s key short-term goal, while the GHU® represents the next phase in the Company’s long-term growth.

The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries.

At the present time intensive efforts are being made in the Middle East, Africa, the Caribbean, Canada, and Asia to market the GHU Upgrader and Crystal Sea Bilge Cleaning Units for ports. Agents that are not performing are being changed and new agents are being signed up to accelerate our efforts to roll out the technologies. At the present time David K. Lifschultz, the CEO, is spending most of his time marketing these technologies in the Middle East and Africa, and much progress is being made.

Genoil is aggressively marketing its GHU Upgrader technology to those countries and companies that have substantial heavy oil reserves as “peak oil” in light oil already has arrived in our estimation, and a move to developing and upgrading heavy oil is around the corner.

The market potential for the GHU is 900 billion barrels of world heavy oil reserves. Presently, only nine million barrels a day of this oil is coming out of the ground, or 3.5 billion barrels a year. Oil is a hydrocarbon and it is composed of both hydrogen, which is the light element, and carbon which is the heavy element. When heavy oil burns, the process gives off excessive smoke due to the high percentage of the carbon element, which is environmentally unfriendly. Heavy oil is presently being burned for the most part without upgrading, as bunker fuel by ships on the seas and in certain countries that have not adopted stringent environmental standards. In addition, most of these heavy oil reserves contain sulphur which characterizes the oil as “sour”, as that is how it “taste-tested” in ancient times.

Genoil is making presentations at the highest levels for both the Crystal units and GHU Upgraders to countries and companies in Asia, North and South America, Turkey, the Middle East, and Africa among others, so that it will be in a position to benefit during the transition to heavy oil, which it regards as occurring in the very near future.

Genoil is pleased to announce that the United States Patent and Trademark Office has allowed a patent for the reactor of its sand decontamination process. The sand decontamination system has also been patented recently and the two patents form a valuable addition to the intellectual property of Genoil. The reactor plays a key role in the sand decontamination process and its features are designed to effectively remove oil from sand, separate oil from sand and water and recover the oil in the reactor for reuse. An innovative method is utilized for extracting oil from sand and removing the oil from the path of the sand.

The improved reactor enhances the sand cleaning process in three stages and increases the rate of hydrocarbons extracted from the sand. Consequently, the amount of hydrocarbons removed increases while resulting in more separation in less time. In addition, the amount of heat energy is also drastically reduced resulting in greater operational savings. The reactor features a method for retaining the dissolved contaminants and blocking their transfer downstream in order to minimize the total dissolved solids in the decontaminated sand. This patent is a result of Genoil’s long term commitment to environmental technologies offering practical solutions to cleanup environmental disasters. Our sand cleaning units, which are completely portable, are the only units able to reclaim enough contaminants to return the earth to agricultural grade soil meeting the most stringent environmental and agricultural health standards

Also novel is the formation of a blanket of sand of controlled thickness at the bottom of the reactor in order to minimize the carryover of contaminants between adjacent reactors. There is a significant reduction of the amount of water that is being transferred upstream by way of an entirely innovative approach in conveying sand from one reactor to the adjacent one. The reactor is designed to effectively operate at relatively low temperatures resulting in important savings in energy. The reactor also operates in conjunction with means for reducing oil and dissolved contaminants to very low levels in order to meet the most stringent environmental standards. Based on Genoil’s previous experience with the sand washing system of Bear Trap, Alberta, the newly patented reactor and the original approach in sand decontamination should place the technology at the forefront of current efforts to clean and protect the environment.

Genoil’s Crystal Sea is US Coast Guard approved. Genoil is in discussions in the Middle East regarding oil spills from the first Gulf War of 1991 for extensive oil contamination that covers an astounding 800 miles of beaches at a depth of six feet stemming from tactical military decisions of Saddam Hussein which created one of the greatest ecological disasters in history.

During 2010, Genoil acquired 100% of the issued and outstanding common shares of two Hills Environmental Inc. (“Two Hills”). The Company paid a cash deposit of $100,000 issued 2,500,000 common shares from treasury to a former shareholder of Two Hills, issued 2,500,000 common shares from treasury to a debtor and issued an option to purchase 250,000 common shares of Genoil, at market price, to an agent as commission for structuring the acquisition. The acquisition was effective December 2010.

This acquisition conveys to Genoil surface title to 147 acres of land, together with certain subsurface mineral rights contained within 2,500 adjacent acres and access to 388,550 cubic meters of water to be derived yearly from the North Saskatchewan River. This water is critical to the development of local brine production, environmentally acceptable disposal of oil sands and oil well production waste.

Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its undeveloped asset base. This asset base is comprised of a site under which three very large salt caverns have been formed in the Lotsberg Formation beneath the earth’s surface. Such caverns are prized in the oilfield disposal industry due to their efficacy and safety as a destination for oilfield wastes. These multiple salt caverns could potentially be utilized for a variety of purposes including waste oil disposal, gas storage reservoirs and waste water disposal.

ACTIVITIES

Oily-water separation technologies

Several entities are looking at the Crystal Sea technology to clean their heavily oil-contaminated ports and coastal waterways. Genoil has recently signed Memorandums of Understanding (“MOU”) with three major Chinese ports to protect ocean and coastal waters. These MOU’s with Qinhuangdao, Tianjin and Tangshan ports are for the implementation of Genoil’s oil-water separation system to treat and clean bilge water with on shore based separators. These three ports are some of the busiest and largest in China.

Genoil’s Crystal SeaTM separators are state-of-the-art bilge separators which have been certified by the US Coast Guard in accordance with the International Maritime Organization Resolution MEPC 107 (49). Crystal Sea water separators utilize a patented, unique gravity driven process for multi-stage separation of immiscible phases with different densities such as heavier or light oils and water. Crystal SeaTM separators do not require a filter medium making it possible for customers to significantly reduce their cost of ownership by eliminating the need to purchase the expensive replacement filters required by competitive water separation products.

During November 2011, Genoil received ABS certification for all Crystal Sea models. This accreditation is in addition to obtaining the US Coast Guard/IMO MEPC 107 49 certification for Crystal MU 30 and MU 40 of 5 m3/h and 10 m3/h.

Qinhuangdao Port is the eleventh largest port in the world, in terms of tonnage shipped. It is strategically located for transporting coal from the north to the south of China, handling approximately 50 percent of China’s coal shipments, or 200 million tons annually making the port the world’s largest coal loading port.

To speed up the final implementation of these projects, Genoil expects to have at least one unit installed in the near future to demonstrate the efficiency of Genoil’s equipment at eliminating oil from the water in a ship’s bilge, and return clean water back to the waterway. This unit will be produced by Genoil’s manufacturing partner DongHwa Entec Co., Ltd.

On January 15, 2009, Genoil announced it signed an exclusive five year licensing agreement with DongHwa Entec Co., Ltd. Located in Busan, South Korea – the leading manufacturers of heat exchangers and related multi-stage water generators for a number of industries, including marine. DongHwa will license Genoil’s Bilge Water Separation technology for all ships, industrial fields and offshore rigs manufactured or retrofitted in Korea, China and Japan, and additionally, DongHwa will also manufacture the Genoil Bilge Water Separator units for sale by Genoil.

On March 2, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tianjin Port, one of China’s major shipping harbours.

The MOU with Tianjin Port is for the introduction and implementation of Genoil’s oil-water separation system to treat and clean bilge water of oil, contaminants, chemicals and pathogens. This is the second Chinese port to sign an agreement with Genoil to use its oil-water separation technology. Tianjin Port is located 170 km southeast of Beijing and east of Tianjin City – China’s third largest city. During 2007, Tianjin Port was the fourth largest port in China and sixth largest in the world with over 300 million tons of annual throughput. Tianjin Port’s total container throughput reached 7.1 million twenty-foot equivalent units (“TEUs”) last year, making the Port one of the world’s top 20 container ports.

On March 10, 2009, Genoil signed a memorandum of understanding (“MOU”) with Tangshan Port, in China, for the implementation of Genoil’s bilge water treatment system.

This is the third major Chinese port to sign an agreement with Genoil to test and implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. Stringent environmental regulations with increased penalties for untreated bilge water discharged overboard are in place to protect the oceans and coastal waters from illegal dumping of waste oil. Genoil’s Crystal oily water separator meets the port’s goal to minimize the impact of contaminated bilge water on the aquatic ecosystem and complies with existing environmental laws.

Genoil is in the process of determining low-cost manufacturing centers to serve the Caspian Sea area, Europe, and other major markets. As a result, this should allow Genoil to efficiently manufacture and ship at competitive prices.

The Company seeks to finance the rollout of the Crystal Sea Units to various ports. The proceeds of any financing shall be used to implement the utilization of Genoil’s oily water separation technology to treat and clean bilge water. More specifically, the proceeds will be used for Crystal Sea installations on formal finalization of the MOUs at the three ports that have signed MOUs with Genoil – the Tangshan Port, Tianjin and Qinhuangdao Port.

Genoil continues to work on oil water separation technology for the VLCC (Very large Crude Carriers) and is making adjustments to the Crystal test unit to meet required specifications. Genoil continues to work on other projects in the Middle East for both GHU upgrading business and Crystal Sea projects and at this stage does not feel that the recent political activity in the region will interfere with any of its projects.

Genoil has formed a new corporation in the Middle East with S.B.K. Commercial Business Group LLC in the United Arab Emirates. The corporation is named “Genoil Emirates LLC”.

The purpose of this new corporation is to create projects in the U.A.E. for all of Genoil’s technologies, including: desulfurization, oil upgrading and recycling, water purification port technologies, well testing, and sand cleaning. Currently the United Arab Emirates has the seventh largest oil reserves in the world and is looking to expand production.

Heavy oil upgrading technology

Hayitiong refinery project

Hayitiong (HYT), formerly Hebei Zhongjie Petrochemical Group Company Ltd. and Genoil Inc. signed a letter of intent (LOI) in October 2006 for a 19,000 barrel per day upgrader that is planned to be built at the HYT refinery in Nampaihe Town, Huanghua City, Hebei, China. Genoil tested oil samples of the feedstock to be processed in the upgrader during the third quarter of 2007 with expected results, showing a significant improvement in the quality of upgraded oil versus the feed stock after processing through the GHU®. After completing all laboratory analysis, our engineering team completed the first level of design of the planned upgrading unit (Front End Engineering and Design (FEED) study).

The completion of the FEED study allows for the detailed design of the GHU® upgrader setup specifically required for the configuration at this refinery and enabled Genoil to obtain quotes to manufacture and install the plant components. This enabled our Chinese Engineering, Procurement and Construction ("EPC") firm to estimate the cost to build the plant and to estimate profitability with 75% accuracy. Additionally, the FEED study aids in calculation of the economics and ability to finance the project, allowing for better estimation of the full cost of the plant. At present, the cost for the Genoil Hydroconversion Upgrader system to be built in HYT’s refinery is estimated at a total of $170 million.

HYT and Genoil have signed a revised LOI that reflects more favourable terms for this deal, especially with respect to the financing. Genoil’s initial contribution has been considerably reduced, with the balance of the project expected to be raised jointly by the parties using the project’s assets as collateral for a loan from local financial institutions. The Company believes that these new LOI terms will help enhance the marketability of the financing for the project.

Construction of this first GHU commercial unit remains subject to appropriate project financing and subsequent completion of the definitive agreement between the parties. Once the project funding is secured, Genoil will hand the design to the EPC contractor to complete the detailed design, to procure all the parts and oversee the construction of the plant.

The HYT Genoil Upgrader will combine the proprietary Genoil Hydroconversion Unit (GHU®) and an Integrated Gasification Combined Cycle section (IGCC), which will result in a bottomless, self-sufficient (hydrogen, power, steam, etc.) upgrading facility.

On April 30, 2009, Genoil received an additional and new patent from the US Patent and Trademark Office (USPTO) for its hydroconversion upgrader technology. The patent is a valuable addition to Genoil’s upgrading process that economically upgrades and significantly increases the yields from high sulphur, acidic, heavy crude, bitumen, and refinery residues.

Convertible Notes

Short term notes (and attached warrants) from entities affiliated with the Corporation's Chairman and Chief Executive Officer, expired on October 6, 2008 and were replaced with new notes and warrants that mature in October 2009. On October 22, 2009, the Company announced that it had agreed to the extension of the term of an aggregate $1,227,355.84 principal amount of convertible notes and an aggregate 1,136,442 common share purchase warrants which were previously issued and are outstanding. The notes and warrants were originally issued to a group of four investors in October, 2008 which included Lifschultz Enterprises Co., LLC, Sidney B. Lifschultz 1992 Family Trust and David K. Lifschultz, having a conversion price equal to $0.27 in respect of the notes, and an exercise price of $0.41 in respect of the warrants. The notes and warrants had an original term expiring on October 6, 2009, which term was amended and extended to October 6, 2010. On October 6, 2010, the notes and attached warrants were extended for another year to October 6, 2011. The notes and warrants remain substantially unamended in all other respects. The Company is currently negotiating to renew or extend the Series E notes, which matured October 6, 2011, for an additional year.

OVERALL PERFORMANCE

As the Company has no significant sales, cost of sales, discontinued operations or extraordinary items, discussion will focus on expenses and liquidity.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company’s key financial performance measures for the quarter ended June 30, 2012 and the seven preceding quarters:

	2010 – Q3	2010 – Q4	2011 – Q1	2011 – Q2	2011 – Q3	2011 – Q4	2012 – Q1	2012 – Q2

Working capital (deficiency)	(2,042,739)	(2,225,854)	(2,133,657)	(2,880,826)	(2,865,363)	(3,300,571)	(3,781,370)	(3,740,770)

Long term debt	189,468	194,683	200,524	206,363	212,204	120,357	123,629	126,901

Total assets	3,864,865	5,616,484	5,447,210	5,193,771	5,061,844	4,570,764	4,517,657	4,393,774

Accumulated deficit	71,128,765	74,054,999	74,033,921	74,942,577	76,301,097	75,813,747	76,230,152	76,736,626

Cash flow used by operating
activities	687,520	742,446	730,105	730,105	912,627	541,208	438,191	342,890

SELECTED EXPENSES

	2010 – Q3	2010 – Q4	2011 – Q1	2011 - Q2	2011 – Q3	2011 – Q4	2012 – Q1	2012 – Q2

Human resources	237,923	233,516	244,020	260,654	233,599	140,231	131,011	174,915

Business development	84,030	44,880	67,603	57,294	39,703	21,618	12,458	10,657

Professional fees	157,255	29,146	14,219	188,299	252,043	339,075	118,372	123,408

Stock-based compensation	323,743	576,773	821,905	766	246,479	675,440	55,550	-

Net Loss	1,169,918	3,657,241	1,475,006	908,656	1,346,098	(1,971,012)	(416,405)	506,520

Net Loss per share-basic &
diluted	0.01	0.02	0.01	0.01	0.01	(0.02)	(0.01)	0.01

During Q2 2012, the Company recorded a gain on the derivative fair value associated with USD warrants, associated with common shares privately placed, of $157,676. Pursuant to the pronouncements of IFRS, the warrants constitute a financial liability with an embedded derivative (which is the conversion feature of this instrument). Revaluation of the derivative component of the Company’s warrants from 2011 year end to Q2 2012 quarter end has resulted in an unrealized gain equal to $367,194 as the fair value of the exercise option has decreased due to the deteriorating market value per share of the Company’s common shares.

LIQUIDITY

Cash flow used by operating activities, was $342,890 in 2012 (2011 - $730,105).

The Company completed a shares-for-debt transaction in December 2010 issuing 1,379,116 common shares at C$0.33 with no warrants and allocating C$455,111 to share capital.

The Two Hills Environmental Inc. share purchase price included 5,000,000 common shares at C$0.295 per common share with a total of $1,475,000 allocated to share capital.

On April 6, 2011, Genoil announced that it had closed a non-brokered private placement, pursuant to which it issued an aggregate of 1,550,000 units at a price of US$0.20 per unit to raise aggregate gross proceeds of US$310,000. Each unit is comprised of one common share and one share purchase warrant exercisable for two years following the date of issue at an exercise price of US$0.20.

In June 2011, the Company issued promissory notes in the amount of C$346,018. The promissory notes are unsecured and bear interest at 8% per annum. The notes are due on December 31, 2011. In 2011, the Company completed three shares-for-debt transactions. In the first transaction, the Company issued 747,714 shares at $0.20 and allocated $149,543 to share capital. For the second transaction, the Company issued 7,067,089 shares at $0.10 and 3,000,000 warrants at with an exercise price of $0.11; $706,709 was allocated to share capital and an estimated fair value on the warrants of $270,379 was credited to contributed surplus. The third transaction issued 557,255 common shares at $0.115 and allocated $64,084 to share capital.

During November 2011, the Company completed a private placement for US$514,321 at US$0.10 per common shares, issuing 5,143,207 common shares with an attached warrant exercisable at US$0.10 with a five year term. $188,401 was allocated to share capital and the estimated $350,041 fair value of warrants was credited to contributed surplus.

In April 2012, a private placement was completed. The Company issued 6,732,898 shares at $0.09 per common share with an attached warrant exercisable at $0.10 with a five year term. $248,901 was allocated to share capital and the estimated fair value on the warrants of $362,378 was credited to contributed surplus.

To date, during fiscal 2012, the Company has received $367,884 from US-based investors in anticipation of the completion of a future private placement.

The Company’s operations continue to consume cash. As it has in the past, the Company will rely on other sources to provide its working capital requirements for the foreseeable future.

Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies. The Company is actively pursuing contracts for its GHU® and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative for the foreseeable future.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The Company’s use of cash may increase in the future as it expands operations to meet near term business opportunities. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

COMMITMENTS AND CAPITAL EXPENDITURES

The Company currently has no outstanding commitments for capital expenditures.

RELATED PARTY TRANSACTIONS

These amounts constitute expense and other advances to the Chief Executive Officer. See Note 5 to Unaudited Interim Condensed Consolidated Financial Statements.

OUTSTANDING SHARE DATA

The following table sets out the number of common voting shares if all convertible securities were converted into shares on August 28, 2012:

Number
Shares outstanding	324,997,439
Issuable under:
Options	58,668,500
Warrants	16,905,416
Convertible notes	348,210

400,919,565

On March 31, 2011, Genoil announced that the Board of Directors of the Corporation has approved a grant of an aggregate 4,250,000 options to consultants to acquire up to 4,250,000 common shares of the corporation as compensation for services provided. These options were approved with an exercise price of C$0.20. All of the options approved have a term of five years from the date of grant and vest immediately.

On August 15, 2011, the Board of Directors of the Corporation approved a grant of an aggregate 3,500,000 options to directors and consultants to acquire up to 3,500,000 common shares of the Corporation as compensation. 2,950,000 options were approved with an exercise price of C$0.11 and the balance of 250,000 options were approved with an exercise price of C$0.20. All of the options approved have a term of five years from the date of grant and vest immediately.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Company’s financial results and financial condition.

Management’s process of determining the fair values assigned to any acquired assets and liabilities in a business combination is based on estimates. These estimates are significant and can include future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.

The fair value of stock options is based on estimates using the Black-Scholes option pricing model and is recorded as share-based payments expense in the financial statements.

EVALUATION OF DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

For the quarter ended June 30, 2012 the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-

15(e)) and have concluded that such controls and procedures were not effective because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian International Financial Reporting Standards (IFRS).

The Company's internal control over financial reporting includes those policies and procedures that

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

A material weakness in internal controls is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the Company.

We note, however, that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material and require a restatement of our financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2011 due to the following material weakness:

  Due to the small size of the Company, it did not maintain effective segregation of duties over certain transactions leading to ineffective monitoring, supervision and potential misappropriation of assets.

Remediation to Address Material Weakness

The Company does not plan to remediate the above mentioned weakness as the cost would outweigh the benefits.

Changes in Internal Control over Financial Reporting

There has been no change in Genoil’s ICFR that occurred during the period beginning on April 1, 2012 and ended on June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

RISKS

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Company’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Company will be able to raise the necessary capital.

To date the Company has not achieved commercial operations from its various patents and technology rights. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.

The Company has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue the Company’s business development and marketing activities. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.

LIQUIDITY RISK

The Company is subject to liquidity risk attributed from accounts payable and other accrued liabilities and other liabilities. Accounts payable and other accrued liabilities are primarily due within one year of the balance sheet date.

INTEREST RATE RISK

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the long term convertible debenture not bearing interest.

FOREIGN CURRENCY RISK

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At June 30, 2012, the Company had certain obligations and assets denominated in U.S. dollars and there were no contracts in place to manage this exposure.